SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Commission File No. 000-51196

For the month of May, 2011

AIXTRON SE
(Translation of registrant’s name into English)

Kaiserstr. 98
D-52134 Herzogenrath
Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ⊠	Form 40-F ⃞

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ⃞	No ⊠

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Samsung LED to boost HB LED production with AIXTRON G5

Aachen/Germany, May 17, 2011 - AIXTRON SE (FSE: AIX; NASDAQ: AIXG) today announced a large multiple order for the industry standard LED production platform AIX G5 HT MOCVD Planetary Reactor(R) from Samsung LED. Samsung LED has been using AIX 2800G4 HT Gallium Nitride (GaN) MOCVD systems for several years.

Following successful commissioning of the first two G5 systems in 2010 and at the beginning of this year, the company now sought to expand its capabilities through AIXTRON's latest generation of AIX G5 HT MOCVD Planetary Reactors(R).

The new systems will be installed within this year at Samsung's latest state-of-the-art production facility. They will be used for volume production of high brightness (HB) blue and white GaN-based LEDs for television back-light units (BLU) and LED lamps for solid-state lighting applications.

AIXTRON Vice President Sales Dr. Bastian Marheineke comments: 'Having become the leading local supplier for GaN-based HB-LEDs in Korea, Samsung LED has continually expanded capacity. Once again this will be achieved by adding more reactors of choice from AIXTRON. The new reactors will further ensure Samsung LED's determination to stay at the forefront of LED production for volume applications.'

Formed in April 2009, Samsung LED has been recognized as one of the fastest growing LED manufacturers in the world. Today, Samsung LED is the global leader in the LED BLU module industry, equipped with the world's best technology. The ultra-slim BLU module minimizes the thickness of all sorts of displays such as TVs, notebook PCs, monitors, DIDs, and so on.

Samsung aims to become the Global Top LED company within this year.

For further information on AIXTRON (FSE: AIXA, ISIN DE000A0WMPJ6 / DE000A1H30A0; NASDAQ: AIXG, ISIN US0096061041) please consult our website at: www.aixtron.com.

Contact:

Investor Relations and Corporate Communications
AIXTRON SE, Kaiserstr. 98, 52134 Herzogenrath, Germany
Phone: +49 241 8909 444, Fax: +49 241 8909 445, invest@aixtron.com
www.aixtron.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AIXTRON SE

Date:	May 17, 2011	By:	/s/ Paul Hyland
			Name:	Paul Hyland
			Title:	President and CEO

		By:	/s/ Wolfgang Breme
			Name:	Wolfgang Breme
			Title:	CFO